FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 17, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: August 19, 2009

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

THIRD QUARTER 2009 RESULTS

Net Revenues Increased 78.6% YoY to US$8.3 million,

Exceeding Guidance

Total Course Enrollment Grew 7.4% YoY to 214,000

BEIJING, China, August 17, 2009 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the third quarter of fiscal year 2009 ended on June 30, 2009.

Third Quarter Fiscal 2009 Business and Financial Highlights:

•	Total course enrollments exceeded 214,000, an increase of 7.4% from the third quarter of fiscal 2008.

•	Net revenues increased 78.6% over the third quarter of fiscal 2008 to US$8.3 million.

•

Gross profit increased 44.6% over the third quarter of fiscal 2008 to US$3.8 million. Non-GAAP gross profit excluding share-based compensation charge was US$4.4 million, an increase of 49.9% over the same period of fiscal 2008.

•

Gross profit margin was 46.3%, compared to 57.2% in the third quarter of fiscal 2008. Non-GAAP gross margin excluding share-based compensation charge was 53.0%, compared to 63.1% in the same period of fiscal 2008.

•	Net income was US$0.09 million, compared to US$0.5 million in the third quarter of fiscal 2008.

•

Non-GAAP net income excluding share-based compensation was US$1.3 million, an increase of 20.5% as compared to US$1.1 million in the third quarter of fiscal 2008. Non-GAAP net income margin for the third quarter of fiscal 2009 excluding the impact of share-based compensation was 15.8% as compared to 23.5% in the same period of 2008. [1]

•

Basic and diluted net income per American Depositary Share (“ADS”) were US$0.003 and US$0.003, respectively, compared to basic and diluted net income per ADS of US$0.004 and US$0.004, respectively, for the third quarter of fiscal 2008. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP net income per ADS excluding share-based compensation charge and the effect of Series A convertible contingently redeemable preferred shares (“Series A shares”) were US$0.037 and US$0.037, compared to basic and diluted non-GAAP net income per ADS of US$0.024 and US$0.024, respectively, for the third quarter of fiscal 2008.

•	Deferred revenue and refundable fees balance was US$8.7 million as of June 30, 2009.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Recent Business Developments:

•

During the quarter, the Company signed contracts with China Engineering Cost Association (“CECA”) and China Association of Plant Engineering Consultants (“CAPEC”), respectively, to provide accredited continuous education courses to their certified members. The Company was also appointed by various provincial and regional divisions of the China Institute of Real Estate Appraisers and Agents (“CIREA”) to provide accredited continuous education courses to their certified members.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We continue to make steady progress in all our business lines with some areas growing at a high rate and others at a more moderate pace. We delivered another quarter of strong revenue growth driven by our online and in-person training businesses as well as tremendous growth in our books and reference material business. In addition, we recently expanded the scope of our continuous education course offering through the signing of multiple contracts in the engineering and construction and other professional services fields. These contracts will provide us with access to a large potential market which could exceed 600,000 participants a year, a significant increase from current levels.

Mr. Zhu continued, “In addition, our strategy to offer differentiated pricing options to our students has begun to yield solid returns as we achieved a significant increase in average student payment during the quarter.”

“While we continue to maintain our leading position in the online market for professional education, we also made steady progress in the fast growing primary/secondary school supplementary education market. In addition, we are actively pursuing acquisition opportunities in this market. While our programs are still in the early stages of development, we are excited about the long-term growth opportunities in this market.

“With our focused growth strategy and competitive advantages, including a well-recognized brand name, diversified and high quality course offerings, superior services and a strong technology platform, we are well positioned to continue our strong track record of success as we capitalize on the growth opportunities in the Chinese education market.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “Our robust revenue performance in the quarter was driven by continued demand across our online course offerings and in-person training business, in addition to a significant increase in revenues from our complementary businesses, including the sale of books and reference materials, content production service and other services.

“In order to capitalize on the growth opportunities in the education market in China, we have continued investing in our business as well as the acquired business of Yucai. This ongoing investment in personnel, technology, teaching and tutoring services and support and customer services has allowed us to continue to deliver the high quality products and services our students depend on, while at the same time expanding into new segments of the education market and growing our existing course offerings. Nonetheless, we remain focused on controlling our costs and expenses.”

Fiscal Third Quarter 2009 Unaudited Financial Results

Net Revenues. Total net revenues for the third quarter of fiscal 2009 were US$8.3 million, representing a year-over-year increase of 78.6% from US$4.6 million in the third quarter of fiscal 2008.

Online education services net revenues for the third quarter of fiscal 2009 were US$5.4 million, an increase of 45.4% from US$3.7 million in the third quarter of fiscal 2008. The increase was primarily driven by enrollment growth in previous quarters and an increased average student payment in most of our business lines.

The Company’s complementary businesses continued to grow rapidly in the third quarter of fiscal 2009. Revenues from books and reference materials sales increased by 143.6% to US$1.1 million in the third quarter of fiscal 2009. Other revenues, primarily comprised of platform production and related services, in-person training, and magazine content production services, reached US$1.8 million for the third quarter of fiscal 2009, an increase of 281.3% from the same period last year. Yucai, a subsidiary we acquired in February 2009 which engages in business start-up training, generated in-person training revenue of US$0.7 million in the third quarter of fiscal 2009 as compared to nil during the same period last year.

Cost of Sales. Cost of sales for the third quarter of fiscal 2009 was US$4.4 million, an increase of 124.1% year-over-year from US$2.0 million and a 28.5% sequential increase over US$3.5 million in the second quarter of fiscal 2009. Excluding share-based compensation (non-GAAP), cost of sales for the third quarter of fiscal 2009 was US$3.9 million, an increase of 127.8% year-over-year and an increase of 35.0% over the second quarter of fiscal 2009. The increase in cost of sales as compared to the same quarter of fiscal year 2008 and sequentially was primarily due to an increase in the cost of books and reference materials in line with the increase in their sales; the increased cost of sales from the newly acquired Yucai and the increased lecturer fees due to the increases in course offerings.

The increase in cost of sales as compared to the same quarter of fiscal 2008 was primarily due to higher salaries and welfare expenses and rental and utilities expenses as we added more personnel and increased rental space to accommodate our headcount growth. Higher share-based compensation charge due to a re-pricing in the year also contributed to the increase.

Gross Profit and Gross Margin. Gross profit for the third quarter of fiscal 2009 was US$3.8 million, representing a 44.6% increase from US$2.6 million in the same period last year. Excluding share-based compensation, non-GAAP gross profit was US$4.4 million, an increase of 49.9% year-over-year. Gross margin for the third quarter of fiscal 2009 decreased to 46.3% from 57.2% in the third quarter of fiscal 2008. Excluding share-based compensation, the non-GAAP gross margin for the third quarter of fiscal 2009 was 53.0%, compared to 63.1% in the same period of 2008. The decrease in gross margin was primarily a result of revenue from lower margin books and reference materials contributing to a larger percentage of revenue, increased expenses incurred by the newly acquired Yucai, and increased personnel costs and rental and utilities expenses as the Company expanded its office space to accommodate increased headcount.

Operating Expenses. Total operating expenses for the third quarter of fiscal 2009 were US$3.9 million, an increase of 101.6% over US$1.9 million year-over-year and 17.4% over US$3.3 million sequentially. Excluding share-based compensation (non-GAAP), operating expenses were US$3.2 million, representing a year-over-year increase of 94.0% from US$1.7 million and a quarter-over-quarter increase of 15.1% from US$2.8 million.

Selling expenses amounted to US$2.0 million for the third quarter of fiscal 2009, representing a 128.3% increase over US$0.9 million year-over-year and a 25.4% sequential increase over US$1.6 million. Excluding share-based compensation (non-GAAP), selling expenses were US$1.9 million, representing a 127.8% year-over-year increase and a 24.5% sequential increase. The increase in selling expenses as compared to the same quarter of 2008 was primarily due to increased headcount in the company’s customer service and sales departments. Expenses from the newly acquired Yucai, sponsorship for an IT contest, as well as commissions paid to online agents and a share-based compensation charge, contributed to the increase both sequentially and as compared to the same quarter of fiscal 2008.

General and administrative expenses were US$1.9 million in the third quarter of fiscal 2009, representing a 79.1% year-over-year increase over US$1.0 million and a 9.8% sequential increase over US$1.7 million. Excluding share-based compensation charge (non-GAAP), general and administrative expenses were US$1.4 million, an increase of 61.3% year-over-year and an increase of 4.3% sequentially. The year-over-year increase was primarily the result of increased headcount, expenses from the newly acquired Yucai, additional expenses associated with being a US public company and the increased share-based compensation charge in the quarter ended June 30, 2009.

Income Tax Expense. Income tax expense for the third quarter of fiscal 2009 was US$0.05 million, compared with US$0.03 million in the same period last year.

Net Income. Net income was US$0.09 million for the third quarter of fiscal 2009, compared to US$0.5 million in the same period of 2008. Excluding share-based compensation, non-GAAP net income for the third quarter of fiscal 2009 was US$1.3 million, compared to US$1.1 million in the corresponding quarter in 2008.

Operating Cash Flow. Net operating cash outflow for the third quarter of fiscal 2009 was US$0.6 million, compared with cash inflow of US$1.9 million over the same period last year primarily due to the negative changes in working capital.

Cash and Cash Equivalents and Term Deposits. Cash and cash equivalents and term deposits as of June 30, 2009 decreased to US$57.2 million from US$61.4 million as of March 31, 2009. This decrease was mainly due to the deposit for a potential acquisition, capital expenditures for the purchase of electronic equipment and intangible assets, and the repurchase of our ADSs from the open market in the amount of US$0.7 million, US$0.4 million and US$2.4 million, respectively.

Fourth Quarter Fiscal 2009 Guidance — Due to the seasonality of our business, we typically experience fluctuations in our results. As such, CDEL expects to generate total net revenues for the fourth quarter of fiscal 2009 in the range of US$9.5 million to US$11.5 million, as compared to net revenues of US$7.7 million in the fourth quarter of fiscal 2008. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing) on Tuesday, August 18, 2009 to discuss its fiscal third quarter 2009 financial results and recent business activities. The conference call may be accessed by calling +1 866 519 4004 (US), 800 933 053 (Hong Kong), 800 819 0121 (China), or 0 808 234 6646 (UK). A telephone replay will be available shortly after the call until August 25, 2009 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South) or 0 800 731 7846 (UK). Pass code 21387702.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as

“will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter of the fiscal year 2009 and quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. The Company may also make written forward-looking statements in its periodic reports to the US Securities and Exchange Commission, or SEC, in its annual report to shareholders, in press releases and other written materials and oral forward-looking statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and growth strategies; its future prospects and market acceptance of its online courses and other products and services; its future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; its plans to expand and enhance its online courses and other products and services; competition in the online education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the effect of Series A Shares. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP to non-GAAP measures” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the effect of Series A shares. The

Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2008	June 30, 2009
	(derived from audited)	(unaudited)
Assets:

Current assets:
Cash and cash equivalents	66,223	31,193
Term deposits	—	26,000
Accounts receivable	715	4,305
Inventories	177	354
Prepayment and other current assets	1,469	1,940
Deferred tax assets, current portion	2,297	1,699
Deferred cost	448	1,451

Total current assets	71,329	66,942

Non-current assets:
Property, plant and equipment, net	7,089	8,105
Goodwill	5,278	5,775
Other intangible assets, net	1,390	4,408
Other non-current assets	—	126
Deposit for non-current assets	151	24
Deposit for business acquisition	—	732
Deferred tax assets, non-current portion	89	264

Total non-current assets	13,997	19,434

Total assets	85,326	86,376

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities	2,983	3,002
Income tax payable	1,014	165
Deferred revenue, current portion	3,728	6,755
Refundable fees	4,688	1,887

Total current liabilities	12,413	11,809

Non-current liabilities:
Deferred revenue, non-current portion	163	93
Deferred tax liabilities, non-current portion	—	465

Total non-current liabilities	163	558

Total liabilities	12,576	12,367

Commitments and contingencies	—	—

Minority interest	—	2,057

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2008 and June 30, 2009, respectively; Authorized – 480,000,000 shares at September 30, 2008 and June 30, 2009; Issued and outstanding –141,897,737 and 138,791,797 shares at September 30, 2008 and June 30, 2009, respectively)	14	14
Additional paid-in capital	76,811	76,167
Foreign currency translation	1,717	1,684
Cumulative deficit	(5,792)	(5,913)

Total shareholders’ equity	72,750	71,952

Total liabilities and shareholders’ equity	85,326	86,376

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2008	2009
Sales, net of business tax, value-added tax and related surcharges:
Online education services	3,712	5,398
Books and reference materials	450	1,096
Others	464	1,769

Total net revenues	4,626	8,263

Cost of sales
Cost of services	(1,769)	(3,683)
Cost of tangible goods sold	(212)	(756)

Total cost of sales	(1,981)	(4,439)

Gross profit	2,645	3,824

Operating expenses
Selling expenses	(883)	(2,016)
General and administrative expenses	(1,046)	(1,874)

Total operating expenses	(1,929)	(3,890)
Other expense	(144)	—

Operating income (loss)	572	(66)

Interest income	39	204
Interest expense	(8)	—
Exchange loss	(11)	(1)
Equity in loss of an affiliated company	(18)	—

Income before income taxes	574	137
Income tax expense	(30)	(53)
Minority interest, net of taxes	—	8

Net income	544	92
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(399)	—

Net income attributable to ordinary shareholders	145	92

Earnings per share
Basic	0.001	0.001
Diluted	0.001	0.001

Earnings per ADS
Basic	0.004	0.003
Diluted	0.004	0.003

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	91,877,000	139,679,440

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2008	2009
	(Unaudited)	(Unaudited)
Cost of sales	1,981	4,439
Share-based compensation expense in cost of sales	275	552
Non-GAAP cost of sales	1,706	3,887

Selling expenses	883	2,016
Share-based compensation expense in selling expenses	64	152
Non-GAAP selling expenses	819	1,864

General and administrative expenses	1,046	1,874
Share-based compensation expense in general and administrative expenses	202	513
Non-GAAP general and administrative expenses	844	1,361

Gross profit	2,645	3,824
Share-based compensation expenses	275	552
Non-GAAP gross profit	2,920	4,376

Gross profit margin	57.2%	46.3%
Non-GAAP gross profit margin	63.1%	53.0%

Operating income (loss)	572	(66)
Share-based compensation expenses	541	1,217
Non-GAAP operating income	1,113	1,151

Operating margin	12.4%	(0.8)%
Non-GAAP operating margin	24.1%	13.9%

Net income	544	92
Share-based compensation expense	541	1,217
Non-GAAP net income	1,085	1,309

Net income margin	11.8%	1.1%
Non-GAAP net income margin	23.5%	15.8%

Earnings per share—basic	0.001	0.001
Earnings per share—diluted	0.001	0.001
Non-GAAP earnings per share—basic	0.006	0.009
Non-GAAP earnings per share—diluted	0.006	0.009

Earnings per ADS—basic (note 1)	0.004	0.003
Earnings per ADS—diluted (note 1)	0.004	0.003
Non-GAAP earnings per ADS—basic (note 1)	0.024	0.037
Non-GAAP earnings per ADS—diluted (note 1)	0.024	0.037

Weighted average shares used in calculating basic earnings per share	91,877,000	139,679,440
Weighted average shares used in calculating diluted earnings per share	91,877,000	139,679,440
Weighted average shares used in calculating basic non-GAAP earnings per share	91,877,000	139,679,440
Weighted average shares used in calculating diluted non-GAAP earnings per share	91,877,000	139,679,440

Note 1: Each ADS represents four ordinary shares.